UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   Paul S. Sidey
   4610 So. Ulster Street, Suite 150
   Denver, CO 80237

2. Issuer Name and Ticker or Trading Symbol

   Paramco Financial Group, Inc.(OTCBB:PFDE)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4. Statement for Month/Year

   April 2003

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

     President
   ------------------------------

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)   7)Nature of
                                              action      action   or Disposed of (D)            Securities          Indirect
                                              Date        Code                   A               Beneficially   D    Beneficial
                                              (Month/                            or              Owned at       or   Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
--------------------------------------------------------------------------------------------------------------------------------

Common Stock - Nevada                         04/08/03	   J*	  554,545	  D $0*	          0	         D
                                                                                                           (see note 1) (see note 1)
Series D Convertible Preferred Stock          04/08/03	   J*	    5,545	  A $0*	          0	         D
- Nevada                                                                                                   (see note 1) (see note 1)

Series D Convertible Preferred Stock          04/08/03	   J*	    5,545	  D $0*	          0	         D
- Nevada                                                                                                   (see note 1)	(see note 1)

Common Stock - Delaware                       04/08/03	   J*   2,772,725	  A $0*	    2,772,725	         D
                                                                                                           (see note 1)	(see note 1)



Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

* Paramco Financial Group, Inc, a Nevada corporation ("Nevada Issuer"), was reincorporated through a merger into Paramco Financial Group, Inc., a Delaware corporation ("Delaware Issuer"), with the Delaware Issuer surviving the merger. Such reorganization was effected on April 8, 2003. Mr. Sidey became the record and beneficial holder of 2,772,725 shares of the Common Stock of the Delaware Issuer on April 8, 2003 as the result of the reorganization, pursuant to which the outstanding shares of the Series D Convertible Preferred Stock of the Nevada Issuer were converted into shares of the Common Stock of the Delaware Issuer. Prior to the reorganization, the outstanding shares of the Common Stock of the Nevada Issuer were converted into shares of the Series D Convertible Preferred Stock of the Nevada Issuer.






/s/ Paul S. Sidey                        04/14/03
-----------------------------          ------------
Signature of Reporting Person             Date